UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2021

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

EXHIBITS

Exhibit Number

1	Announcement dated January 28, 2021 in respect of OFAC General License No. 1A.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on the Company, its suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	impact of the COVID-19 pandemic, a disease caused by a novel strain of coronavirus known as SARS-CoV-2, on the global economy, the PRC economy and the Company’s operations and financial performance;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: January 28, 2021

	By:	/s/ Yung Shun Loy Jacky
Name: Yung Shun Loy Jacky
Title: Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

OFAC GENERAL LICENSE NO. 1A

This announcement is made by China Unicom (Hong Kong) Limited (the “Company”) on a voluntary basis.

Reference is made to (i) the announcement of the Company dated 13 November 2020 in relation to an executive order signed by the President of the United States on 12 November 2020 (as amended, the “Executive Order”) and (ii) the announcement of the Company dated 7 January 2021 in relation to the announcement by The New York Stock Exchange LLC (the “NYSE”) that NYSE Regulation had determined to re-commence delisting proceedings of the American Depositary Shares of the Company (NYSE stock ticker: CHU) (the “ADSs”).

The Executive Order (i) prohibits (the “Prohibitions”) any transaction by any United States person, subject to certain divesture and other exemptions, in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities, of certain Chinese companies (each, a “Restricted Company”) and (ii) authorizes the United States Secretary of the Treasury to publicly list an entity as a Restricted Company, with respect to which the Prohibitions shall take effect on the date that is 60 days after such listing. The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) maintains a list of companies identified as a Restricted Company (the “Restricted List”) and, on 8 January 2021, added the Company to the “Issuer Name” column of the Restricted List. On 6 January 2021, the NYSE announced the determination to re-commence proceedings to delist the ADSs based on specific guidance from OFAC (available at https://home.treasury.gov/policy-issues/financial-sanctions/faqs/864) that the Prohibitions with respect to the Company would take effect on 11 January 2021 (being 60 days after the date of the Executive Order).

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The Company noted that, on 27 January 2021 (US Eastern standard time), OFAC published General License No. 1A in relation to the Executive Order (“GL 1A”), dated 26 January 2021, and guidance relating to two related frequently asked questions (respectively, “FAQ 878” and “FAQ 879”). For the full text of GL 1A, FAQ 878 and FAQ 879, see https://home.treasury.gov/policy-issues/financial-sanctions/recent-actions/20210127.

GL 1A and FAQ 879 provide, among others, that, pursuant to the Executive Order, the Prohibitions with respect to the Company take effect on the date that is 60 days after the Company was added to the Restricted List, or 9 March 2021 (instead of 11 January 2021).

The Company will continue to pay close attention to the development of related matters and also seek professional advice and reserve all rights to protect the legitimate interests of the Company. The Company will publish further announcement(s) as necessary and when appropriate in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and applicable laws in the future.

Shareholders and potential investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 28 January 2021

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Fushen, Zhu Kebing and Fan Yunjun
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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